September 18,
2019

Roger May
Chief Executive Officer
Graphene & Solar Technologies Limited
433 N. Camden Dr., Ste. 600
Beverly Hills, CA 90210

       Re: Graphene & Solar Technologies Limited
           Form 10-K for the fiscal year ended September 30, 2018
           Filed January 23, 2019
           File No. 333-174194

Dear Mr. May:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2018 filed January 23, 2019

Item 2. Properties, page 4

1. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

         The nature of your ownership or interest in the property.

         A description of all interests in your properties, including the terms of all underlying agreements and royalties.

         An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface
 Roger May
FirstName& Solar Technologies Limited
Graphene LastNameRoger May
Comapany 18, 2019
September NameGraphene & Solar Technologies Limited
Page 2
September 18, 2019 Page 2
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         rights, mining claims or concessions.

           An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

           Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

           The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

           The area of your claims, either in hectares or in acres.
2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

           The location and means of access to your property, including the modes of transportation utilized to and from the property.

           A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

           A description of any work completed on the property and its present condition.

           The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

           A description of equipment, infrastructure, and other facilities.

           The current state of exploration of the property.

           The total costs incurred to date and all planned future costs.

           The source of power and water that can be utilized at the property.

           If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
 Roger May
FirstName& Solar Technologies Limited
Graphene LastNameRoger May
Comapany 18, 2019
September NameGraphene & Solar Technologies Limited
Page 3
September 18, 2019 Page 3
FirstName LastName
3. Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

           Disclose a brief geological justification for each of the exploration projects written in nontechnical language.

           Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

           If there is a phased program planned, briefly outline all phases.

           If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

           Disclose how the exploration program will be funded.
4. We note your disclosure regarding 15 million tons of 99% pure high purity quartz. Please note that only proven and probable reserves based on a final feasibility study may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to Paragraph (b)(5) of Industry Guide 7. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

           Property and geologic maps.

           Description of your sampling and assaying procedures.

           Drill-hole maps showing drill intercepts.

           Representative geologic cross-sections and drill logs.

           Description and examples of your cut-off calculation procedures.

           Cutoff grades used for each category of your reserves.

           Justifications for the drill hole spacing used to classify and segregate proven and probable reserves.
 Roger May
Graphene & Solar Technologies Limited
September 18, 2019
Page 4

           A detailed description of your procedures for estimating reserves.

           Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses.


           Copies of any pertinent marketing studies.

           A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

         Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 if you
have questions regarding comments.



                                                               Sincerely,
FirstName LastNameRoger May
                                                   Division of Corporation
Finance
Comapany NameGraphene & Solar Technologies Limited
                                                   Office of Beverages, Apparel
and
September 18, 2019 Page 4                          Mining
FirstName LastName